UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
87200P109
(CUSIP Number)
Stanley Blend
c/o Lone Star Friends Trust
14122 Bluff Manor Drive
San Antonio, TX 78216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Lone Star Friends Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,588,340 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,588,340 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,588,340 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D/A is filed by Lone Star Friends Trust (“Lone Star”) and Stanley Blend (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Stanley Blend is the trustee of Lone Star, and the father of Michael Blend, the Issuer’s co-founder and CEO. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 6,613,237 shares of Class A Common Stock held directly by Lone Star and (ii) 6,975,103 Class B Units of S1 Holdco, LLC (“S1 Holdco”), a subsidiary of the Issuer, and the corresponding same number of shares of Class C Common Stock of the Issuer, in each case, held directly by Lone Star.

(3)	This percentage is calculated based upon 65,653,118 shares of Class A Common Stock outstanding as of December 4, 2023, as provided to us by the Issuer, plus the 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, held by Lone Star. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The voting power held by Lone Star, based upon all outstanding Class C Common Stock voting as a class with the Class A Common Stock, is 15.6%.

CUSIP No. 87200P109

1.	Names of Reporting Persons Stanley Blend
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,321,493 shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,321,493 shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,321,493 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 6,613,237 shares of Class A Common Stock, and 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by Lone Star, (ii) 592,514 shares of Class A Common Stock and 751,379 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by the Dante Jacob Blend Trust, for which Mr. Blend is the trustee (the “Dante Trust”), (iii) 592,514 shares of Class A Common Stock and 751,379 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by the Nola Delfina Blend Trust, for which Mr. Blend is the trustee (the “Nola Trust”), and (iv) 45,367 shares directly held by Mr. Blend in his individual capacity. Mr. Blend is the trustee of each of Lone Star, the Dante Trust and the Nola Trust (collectively, the “Blend Trusts”), and has sole voting and dispositive power over the shares and units held by each of the Blend Trusts, but disclaims beneficial interest in such shares and units except to the extent of his pecuniary interest therein (if any).

(3)	This percentage is calculated based upon 65,653,118 shares of Class A Common Stock outstanding as of December 4 ,2023, as provided to us by the Issuer, plus an aggregate of 8,477,861 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, collectively held by the Blend Trusts. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The voting power of Mr. Blend, based upon all of the outstanding Class C Common Stock voting as a class with the Class A Common Stock, is 18.7%.

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the SEC on February 8, 2022, and Amendment No. 1 thereto filed with the SEC on May 5, 2022 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented by the following:
On November 22, 2023, Lone Star distributed 1,000,000 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer) to Michael Blend, the CEO and co-founder of the Issuer, and his spouse, as beneficiaries of Lone Star, for no consideration. Michael Blend and his spouse promptly gifted 500,000 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer) to each of the Dante Trust and the Nola Trust, for a total gift of 1,000,000 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer). As a result of these transactions, Lone Star experienced a decrease in direct beneficial ownership interest in the Class A Common Stock, and Stanley Blend had a change from one form of indirect beneficial ownership regarding these securities to another form of indirect beneficial ownership interest in these securities.
On December 4, 2023, the Issuer filed a Form 8-K in connection with its sale of Total Security Limited and reported a decrease in its total Class A common stock outstanding by 29.1 million shares. As a result of a reduction in the number of outstanding shares of Class A Common Stock, the Reporting Persons’ beneficial ownership percentage of Class A Common Stock increased from its ownership as reported in Amendment No. 2.
On December 15, 2023, Lone Star purchased 880,281 shares of the Issuer’s Class A Common Stock in a privately negotiated arm’s length transaction from another existing holder of the Issuer's Class A common stock in a transaction that was not conducted through the exchange on which the Issuer's securities are listed, for an aggregate purchase price of $1,250,000. The source of the funds for this purchase was cash on hand held by Lone Star at the time of purchase.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.
Stanley Blend beneficially owns directly or indirectly in the aggregate 16,321,493 shares of Class A Common Stock, representing 22% beneficial ownership percentage of Class A Common Stock, and Lone Star directly beneficially owns 13,588,340 shares of Class A Common Stock, representing 18.7% beneficial ownership percentage of Class A Common Stock. Mr. Blend disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein (if any).
Calculations of the percentage of the shares of Common Stock beneficially owned are based on 65,653,118 shares of Class A Common Stock outstanding as of December 4, 2023, as provided to us by the Issuer, plus as to Stanley Blend, 8,477,861 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer) collectively held by the Blend Trusts, and as to Lone Star, 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer).

(b) Stanley Blend has sole voting and dispositive control of the 16,321,493 shares reported herein, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein (if any).

(c) Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d) No other person is known to have the right to receive (other than trust beneficiaries) or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.
Item 7. Exhibits

A. Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2024

LONE STAR FRIENDS TRUST
By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Trustee

STANLEY BLEND
/s/ Stanley Blend
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
Exhibit(s):

A.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).